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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                              --------------------

                             Daniel Industries, Inc.
                           (Name of Subject Company)

                              Emerson Electric Co.
                               Emersub LXXIV, Inc.
                                    (Bidders)

                          Common Stock, $1.25 Par Value
                         (Title of Class of Securities)

                              --------------------

                                   236235-10-7
                      (CUSIP Number of Class of Securities)

                              --------------------

                             W. Wayne Withers, Esq.
              Senior Vice President, General Counsel and Secretary
                             Emerson Electric Co.
                            8000 West Florissant Avenue
                         St. Louis, Missouri 63136-8506
                                 (314) 553-2000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                              --------------------

                                 With Copies to:

                             Phillip R. Mills, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

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       CUSIP No.  236235-10-7

1.     NAMES OF REPORTING PERSONS

       IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)

       EMERSON ELECTRIC CO.

       IRS IDENTIFICATION NO. 43-0259330

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

       WC; OO; BK

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(e) OR 2(f)                                                          [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       MISSOURI

7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       NONE

8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       0%

10.    TYPE OF REPORTING PERSON

       CO

       CUSIP No.  236235-10-7


1.     NAMES OF REPORTING PERSONS

       IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)

       EMERSUB LXXIV, INC.

       IRS IDENTIFICATION NO. 43-1850428

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

       AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(e) OR 2(f)                                                          [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       NONE

8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       0%

10.    TYPE OF REPORTING PERSON

       CO


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


     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission (the "Commission") on May 18, 1999 by Emersub LXXIV, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Emerson Electric Co., a Missouri Corporation ("Parent"), as amended by Amendment No. 1 filed with the Commission on May 24, 1999, Amendment No. 2 filed with the Commission on May 27, 1999 and Amendment No. 3 filed with the Commission on June 7, 1999, relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, $1.25 par value (the "Common Stock"), of Daniel Industries, Inc. (the "Company"), including the related right as to each share to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company (singularly, a "Right" and collectively, the "Rights") (singularly, a share of such Common Stock, including the related Right, a "Share" and collectively, the "Shares"), at $21.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of May 18, 1999 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

     All capitalized terms used in this Amendment No. 4 without definition have the meanings attributed to them in the Schedule 14D-1.

Item 10.  Additional Information

     Item 10(c) is hereby amended and supplemented by adding to the end thereof the following:

     Antitrust -- Germany. The waiting period under the Gesetz gegen Wettbewerbsbeschrankungen (the Act Against Restraints of Competition) applicable to Purchaser's acquisition of the Shares pursuant to the Offer was terminated on June 11, 1999. On June 11, 1999, Parent issued a press release regarding such termination. The full text of the press release is attached hereto as Exhibit
(a)(12) and is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

     Item 11 is hereby amended and supplemented as follows:

     (a)(12)   Text of Press Release issued by Emerson Electric Co. on
               June 11, 1999


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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 1999                   EMERSON ELECTRIC CO.



                                By: /s/ Robert M. Cox, Jr.
                                    -----------------------------------
                                    Name:  Robert M. Cox, Jr.
                                    Title: Senior Vice President - Acquisitions
                                           and Development


                                EMERSUB LXXIV, INC.



                                By: /s/ Robert M. Cox, Jr.
                                    -----------------------------------
                                    Name:  Robert M. Cox, Jr.
                                    Title: Vice President


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                                  EXHIBIT INDEX

   Exhibit No.
----------------



     (a)(12)      Text of Press Release issued by Emerson Electric Co. on
                  June 11, 1999

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